CONTACT:
MEDIA: Janet Ko
 (416) 213-4167 janet.ko@mdsinc.com

INVESTORS: Kim Lee
                                                           (416) 213-4721 kim.lee@mdsinc.com

For Immediate Release:

MDS Reports Final Fourth-Quarter 2008 Results

TORONTO, CANADA, January 8, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported its final fourth-quarter results following the completion of its year-end audit for the period ended October 31, 2008.

As previously announced, for the fourth quarter 2008, MDS reported total revenue of $322 million. The final value of the MDS Pharma Services goodwill write-down, previously estimated to be in the range of $270 million to $370 million, is $320 million. Including the goodwill write-down for MDS Pharma Services and the previously disclosed $246 million after-tax charge to write off the MAPLE asset, the Company reported a net loss of $575 million and a loss per share from continuing operations of $4.77. Net revenue was $295 million and adjusted EBITDA, previously estimated to be $37 million, was $36 million, compared with $307 million and $35 million in the prior year, respectively. Adjusted earnings per share was $0.02, down from $0.10 in the prior year.

“In 2008, MDS confronted challenges in a difficult environment. While we made progress in several areas, we recognize the necessity of improved performance,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “We are operating with a sense of urgency, and have an engaged Board and Management team focused on driving growth, improving performance and shaping the Company’s business portfolio. We continue to review our strategy against potential options, with a firm commitment to delivering shareholder value.”

New Disclosure and Delivery Method for Reporting Financial Results
MDS has adopted a new approach to releasing quarterly financial results. The Company no longer uses the newswires to issue quarterly Management Discussion and Analysis (MD&A), and financial statements and notes. For the Company’s first, second and third quarters, MD&A and financial statements and notes will be posted to the Company’s Website at mdsinc.com, and filed with the relevant Canadian and U.S. securities regulators. Commencing with fourth-quarter results announced on December 17, 2008, a press release was issued with expanded disclosure. However, fourth-quarter results will no longer be accompanied by an MD&A and financial statements and notes. A comprehensive MD&A with financial statements and notes will be provided on a year-end basis with the Company’s Annual Report, Annual Information Form and Proxy Circular Filings. These documents are expected to be filed later in January 2009 with the relevant securities regulators, and will also be posted to mdsinc.com.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS's actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS's products and services , the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS's quarterly and annual MD&A, annual information form, and annual report on Form 40-F for the fiscal year ended October 31, 2007 filed with the Securities & Exchange Commission.

Also note that all financial data is now shown on a U.S. GAAP basis. MDS converted to U.S. GAAP reporting with the filing of the Company’s 2007 Annual Report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

The use of non-GAAP measures including terms such as net revenue, adjusted EBITDA, adjusted EPS, new orders and backlog are used to explain the operating performance of the Company. These terms are not defined by GAAP and MDS's use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results or may have an impact on MDS's financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for actual results to GAAP financial results in its MD&A and Annual Report.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs, and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.